Exhibit 99.6

Certain information concerning United States accounting policies for the six months ended June 30, 2004

Fairmont Hotels & Resorts Inc.’s (“FHR” or the “Company”) interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Note 25 of the December 31, 2003 audited consolidated financials discloses the differences affecting the Company between Canadian and U.S. GAAP. As disclosed in that note, for U.S. GAAP purposes the Company consolidated the accounts of variable interest entities (“VIE’s”) that were created during 2003, as required by Financial Accounting Standards Board (“FASB”) Financial Interpretation (“FIN”) 46.

Commencing January 1, 2004, for U.S. GAAP purposes, the Company is required to consolidate the accounts of all VIE’s for which it is the primary beneficiary, as required by FIN 46R. For Canadian GAAP purposes the Company will adopt provisions similar to FIN 46R commencing January 1, 2005.

As a result, beginning January 1, 2004, the Company has commenced consolidating the accounts of Legacy Hotels Real Estate Investment Trust (“Legacy”) for U.S. GAAP purposes. In considering the effects of FIN 46R, the Company evaluated all of its other existing management contract arrangements and determined that no other entities are required to be consolidated for U.S. GAAP purposes.

The consolidation of Legacy commencing January 1, 2004 had no effect on the Company’s consolidated net income or shareholders’ equity. U.S. GAAP differences affecting the Company’s net income and comprehensive income are as follows:

Reconciliation of Net Income

Six months ended
June 30, 2004
(Unaudited)
Net income under Canadian GAAP	$28.4
Increased (decreased) by
Variable interest entities	(1.2)
Pension accounting	(0.8)
Convertible senior notes	1.8

Adjusted net income before taxes	28.2
Future income tax recovery on above items	(0.1)

Net income under U.S. GAAP	$28.3

Comprehensive Income
Net income under U.S. GAAP	$28.3
Other comprehensive income (loss)
Foreign currency translation adjustments	(25.0)
Minimum pension liability adjustment	(0.8)
Future income taxes	0.3

Comprehensive income	$2.8

Summarized consolidated balance sheets, statements of operations and statements of cash flows under Canadian and U.S. GAAP are as follows:

Summarized Consolidated Statements of Operations

	Six months ended June 30, 2004
	(Unaudited)
	US GAAP	Canadian GAAP
Revenues
Operating revenues	$629.2	$378.5
Other revenues from managed and franchised properties	13.2	17.8

	642.4	396.3
Expenses
Operating expenses	489.3	277.5
Other expenses from managed and franchised properties	13.6	18.2
Amortization	63.1	37.5

	566.0	333.2
Loss from equity investments and other	1.0	4.0
Interest expense, net	47.5	19.0

Income before tax expense and non-controlling interest	27.9	40.1
Income tax expense	8.3	11.7
Non-controlling interest	(8.7)	—

Net income	$28.3	$28.4

Basic income per common share	$0.36	$0.36
Diluted income per common share	$0.35	$0.36

Summarized Consolidated Balance Sheets

	June 30, 2004
	(Unaudited)
	US GAAP	Canadian GAAP
Assets
Cash and cash equivalents	$66.5	$47.8
Other current assets	439.1	389.9
Property and equipment	2,466.8	1,381.9
Other assets	636.3	714.1

	3,608.7	$2,533.7

Liabilities and Shareholders’ Equity
Current liabilities	$230.7	$125.6
Current portion of long-term debt	232.6	201.5
Long-term debt	1,210.5	471.7
Other liabilities	113.1	88.7
Non-controlling interest	191.5	—
Future income taxes	114.8	97.7

	2,093.2	985.2
Shareholders’ equity	1,515.5	1,548.5

	$3,608.7	$2,533.7

The Company’s VIE’s had total assets of $1,086.4 and total liabilities of $894.8 under U.S. GAAP as at June 30, 2004.

Summarized Consolidated Statements of Cash Flows

	June 30, 2004
	(Unaudited)
	US GAAP	Canadian GAAP
Cash provided by (used in)
Operating activities
Net income	$28.3	$28.4
Items not affecting cash
Amortization	63.1	37.5
Loss from equity investments and other	1.0	4.0
Future income taxes	4.3	6.2
Non-controlling interest	(8.7)	—
Unrealized foreign exchange loss	10.2	10.2
Other	0.5	(1.0)
Changes in non-hotel real estate	(3.5)	0.3
Changes in non-cash working capital items	(35.3)	(36.3)

	59.9	49.3
Investing activities
Additions to property and equipment	(51.5)	(44.0)
Collection of loans receivable	—	8.9
Issuance of loans receivable	(7.0)	(7.0)
Other assets	(13.0)	—

	(71.5)	(42.1)
Financing activities
Issuance of long-term debt	112.4	82.7
Repayment of long-term debt	(70.6)	(65.6)
Issuance of common shares	0.6	0.6
Dividends paid	(3.2)	(3.2)
Repurchase of common shares	(5.4)	(5.4)
Decrease in bank loans	(1.7)	—

	32.1	9.1
Effect of exchange rate changes on cash	(0.3)	(0.2)

Increase in cash	20.2	16.1
Cash and cash equivalents — beginning of period	31.7	31.7
Opening cash effect due to the consolidation of Legacy	14.6	—

Cash and cash equivalents — end of period	$66.5	$47.8